Room 4561

	February 28, 2006

Mr. Steve Bajic
President
Goldrange Resources, Inc.
c/o Inc. Plan of Nevada
613 Saddle River Court
Henderson, Nevada 89015

Re:	Goldrange Resources, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2 filed
February 10, 2006
	File No. 333-128165

Dear Mr. Bajic:

      We have reviewed your amended filing and response letter and have the following comments.

Prospectus Cover Page

1. Please limit the cover page to the information that is required by
Item 501 of Regulation S-B and other information that is key to an investment decision. Your cover page contains excessively detailed information that is disclosed elsewhere in your prospectus or that can be expressed in simpler terms. For additional guidance, please refer to Rule 421(d) of Regulation C.

2. Please clarify your statement that "[t]he shares offered under this prospectus were or will be acquired by the selling stockholders from Goldrange Resources in private placement transactions." The shares you are registering for resale are shares issued or issuable upon exercise of warrants issued in your private placement on March
31, 2005. Accordingly, it does not appear to be the case that you are registering shares to be issued with respect to any subsequent private placements. Please revise here and elsewhere as appropriate.

Prospectus Summary

3. We note your revised disclosure in response to comment 2 of our letter dated October 5, 2005. Your statement that you are "engaged in the business of exploration and exploitation of mineral properties" remains and suggests that your business is not just limited to the exploration and exploitation of minerals in the Gold
Creek property.  Please revise as appropriate.

4. In your discussion here and elsewhere about the anticipated proceeds from the exercise of your outstanding warrants, please disclose the exercise price per share of such warrants.

Security Ownership of Certain Beneficial Owners and Management,
page
26

5. Your first paragraph in this section suggests that the following table provides beneficial ownership information with respect to selling stockholders that does not appear to be the case. Please revise as appropriate.

Directors, Executive Officers, Promoters and Control Persons, page
29

6. With respect to Mr. Steve Bajic`s public company experience, please disclose where such companies are public and traded. We note that most of the identified companies are Canadian public companies traded on the TSX Venture Exchange. We were also unable to confirm the public status of Integrated Brand Solutions and Quizzam Media. Please provide us support for their status as public companies.

Description of Business, page 30

7. In response to comment 32 of our letter dated September 8, 2005, you have revised your disclosure to state that you have the right to earn mineral rights in the Gold Creek property. In another instance you suggest such right is an option. Please clarify whether such right or option is to 100 percent of any proceeds derived from any minerals discovered and exploited by you on the Gold Creek property subject to royalty payments and earn-back rights.

8. We note that you have filed maps as exhibits to your registration statement in response to comment 32 of our letter dated September
8,
2005. We suggest that you include such maps into your prospectus in order to clarify your disclosure.

9. In your discussion of Navasota`s earn-back rights, you state that
Navasota must make a payment of "200% of 40% of the amount of money that is spent on the Gold Creek property during the period of the letter agreement." It appears that 200 percent of 40 percent can be expressed simply as 80 percent. If so, please revise for clarity.

Exploration History, page 32

10. Please provide us support for your disclosure regarding the minerals yielded by the Gold Creek property when under prior ownership. Please also reconcile your subsequent statement that "[t]here are no obvious signs of exploration on the property" with your disclosure that prior owners had extracted minerals from the Gold Creek property.

Goldrange`s Proposed Program of Exploration, page 45

11. You indicate that you plan to examine core samples for gold.
Please elaborate on whether you expect to also look for other minerals.

Letter Agreement Concerning Option for Mineral Rights on Gold
Creek
Property, page 45

12. It appears that certain disclosure made in this section regarding the terms of the letter agreement are in fact such terms verbatim. For example, the requirements of the manager on page 35 and your second paragraph on page 36 seem to come directly from the letter agreement and are either excessive in detail, unclear and/or inapplicable. Please review your disclosure to ensure that the material terms of the letter agreement have been presented in a clear and understandable manner.

13. Your discussion regarding the manager on page 46 appears to presume the establishment of a joint venture with Navasota. We further note that in the letter agreement, this manager appears to only be contemplated in the circumstance of a joint venture. Please revise your disclosure to clarify the requirements for the manager.

14. Please clarify whether the oral arrangement with Navasota regarding the services agreement is the services agreement contemplated by the letter agreement. If not, please advise us of your contractual requirements under the letter agreement with respect to such services agreement.

15. Please elaborate in your disclosure on the relationship between the oral service arrangement with Navasota and your program of exploration. It appears that the exploration of the Gold Creek property has in fact been contracted to Navasota. If so, please clarify Navasota`s role throughout your disclosure. Further, please reconcile for us your response to comment 36 of our letter dated October 5, 2005 in which you state that Navasota is focusing on other projects leaving Gold Creek available with this service arrangement in which Navasota appears to be intimately involved in the exploration of the property. Please ensure your disclosure discusses any material arrangements, written, oral or otherwise, between Navasota and you regarding the Gold Creek property.

16. We note your response to comment 41 of our letter dated
October
5, 2005. Please elaborate in your disclosure about the expiry dates.
Please discuss what appears to be the fact that Navasota does not own the mineral rights but also has an option on such rights from another party and identify such party. As it appears that Navasota effectively assigned you their option with the other party, Navasota`s option agreement with such third party is a material agreement that is required to be filed with your registration statement pursuant to Item 601(b)(10)(i)(B) of Regulation S-B. Please also disclose the material terms of Navasota`s option and, if not provided for in the terms of such option, the legal basis and validity of Navasota`s assignment to you of their option.

Plan of Operation

Program of Exploration, page 38

17. Here or elsewhere as appropriate, please detail any arrangements with Navasota regarding your program of exploration.

Becoming and Operating as a Public Company, page 39

18. We note your statement that upon your common stock trading on the
OTC-BB, you will be a public company. Please note that upon the effectiveness of your registration statement and notwithstanding any other applicable provision, you will be subject to the reporting requirements of the Exchange Act pursuant to Section 15(d) of such Act. Accordingly, you will be required to file disclosure documents with the Commission regardless of your trading status. Please revise as appropriate.

19. We reissue comment 58 of our letter dated October 5, 2005. In the first paragraph of page 40, you continue to state that the continuation of your business is dependent upon a successful program of acquisition.

Future Operations, page 41

20. You state that you do not anticipate the need to raise additional capital to fund operations for the next 12 months. Your disclosure elsewhere appears to suggest otherwise. Please reconcile and revise accordingly.

Executive Compensation, page 43

21. Please disclose the compensation paid to Mr. Steve Bajic as salary. Pursuant to Item 402(b) of Regulation S-B, please provide summary compensation table information as of the end of your fiscal year. Please, however, detail the subsequent payments and terms of your management agreement with Mr. Bajic.

Statement of Operations for the Six Months ended September 30,
2005,
page F-16

22. We note your response to comment 65 of our letter dated
October
5, 2005. Please revise the description of the line item in the statement of operations for the six months ended September 30, 2005 to reflect that the amount represents interest income rather than revenue. Also, please delete the caption "Revenue" under your summary of financial data on page 9, or revise the dollar amount to zero.

Item 27. Exhibits

23. We note counsel`s revised opinion with respect to the shares being registered for resale which speaks to all such shares as being validly issued, fully paid and nonassessable. The shares of common stock issuable upon the exercise of outstanding warrants that are being registered for resale in this registration statement, however, are not currently issued nor fully paid. Please have counsel opine to the validity of such shares upon their issuance pursuant to the terms of their respective warrants.

Item 28. Undertakings

24. Rule 415 and the associated undertaking of Item 512(g) of Regulation S-B were recently amended. Revise to include all undertakings required by Item 512(g) of Regulation S-B, as currently in effect.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Carlton Tartar at (202) 551-3387 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel
Lee at (202) 551-3477 or me at (202) 551-3730 with any other questions.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Bernard Pinsky, Esq.
	Clark Wilson LLP
	885 West Georgia Street, Suite 800
	Vancouver, British Columbia V6C 3H1
	Canada
	Telephone: (604) 687-5700
	Facsimile: (604) 687-6314